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Exhibit 99.1

CORUS ENTERTAINMENT INC.

NOTICE AND
MANAGEMENT INFORMATION CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
JANUARY 9, 2008

CORUS ENTERTAINMENT INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Shareholders of CORUS ENTERTAINMENT INC. (the "Company") will be held at The Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, Canada, on Wednesday, the 9th day of January, 2008, at 2:00 p.m. (Mountain time) for the following purposes:

  1.
  to receive and consider the consolidated financial statements of the Company for its financial year ended August 31, 2007, together with the report of the auditors thereon;

  2.
  to fix the number of directors within the minimum and maximum number at 10;

  3.
  to elect directors for the ensuing year;

  4.
  to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

  5.
  to consider a special resolution (the "Split Resolution") to amend the articles of the Company to divide each issued and outstanding Class A participating share and Class B non-voting participating share in the capital of the Company on a two-for-one basis (collectively, the "Stock Split");

  6.
  to consider a resolution (the "Option Resolution") to amend the Company's stock option plan (the "Plan") to increase the number of options available for issue to a rolling 10% of the Company's issued and outstanding Class B non-voting participating shares outstanding from time to time, to extend the expiration date if vested options expire during a Black-Out Period, and to provide new amendment provisions for the Plan;

  7.
  to consider a resolution (the "Share Resolution") in order for the Company to vest certain restricted share units ("RSUs") issued by the Company for the years ended August 31, 2006 and August 31, 2007 as at August 31, 2008 and August 31, 2009 respectively and to have the option, at the discretion of its Board of Directors, to issue Class B Non-Voting Shares from treasury to compensate senior management for such RSUs;

  8.
  to ratify an amendment (the "Direct Registry Resolution") to the Company's by-laws passed by its Board of Directors to allow for Direct Registry System (DRS) eligibility as required by the Securities Exchange Commission (SEC); and

  9.
  to transact such further and other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

        A copy of the Management Information Circular accompanies this Notice. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Copies of the Company's 2007 Annual Report which includes its consolidated financial statements for the fiscal year ended August 31, 2007 and the Company's current Annual Information Form may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3 or by visiting the Investor Information section of Company's website at www.corusent.com.

        Only Class A participating shareholders of record at the close of business on November 15, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

        Class A participating shareholders who do not expect to attend the Meeting in person are requested to complete the accompanying proxy and mail it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, so that it will be in the possession of the Company not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, to be used at the Meeting or an adjournment or postponement thereof. A self-addressed envelope is provided for this purpose.

        Holders of Class A participating shares of the Company will be entitled to vote separately as a class on any resolution put forward at the Meeting. Holders of Class B non-voting participating shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration.

        DATED at Toronto, Ontario this 7th day of December, 2007.

By Order of the Board of Directors
JOHN R. (JACK) PERRATON Secretary

TABLE OF CONTENTS

Page#
Part I — Voting
Proxy Solicitation	1
Appointment of Proxies	1
Revocation of Proxies	1
Voting of Proxy	1
Voting Shares and Principal Holders Thereof	2
Restrictive Shares	2
Part II — Business of the Meeting
Financial Statements	3
Number of Directors	3
Election of Directors	3
Appointment and Remuneration of Auditors	7
Principal Accounting Fees and Services — Independent Auditors	7
Amendment of Articles of the Company — Stock Split	8
Amendments to the Stock Option Plan	10
Issuance of Shares from Treasury	11
Amendment to Bylaws of the Company — Direct Registry System (DRS)	12
Shareholder Proposals	13
Part III — Corporate Governance
Statement of Corporate Governance Practices	14
Director Independence Standards	14
Part IV — Compensation and Other Information
Compensation of Directors	15
Report on Executive Compensation	18
Executive Compensation	20
Performance Graph	27
Indebtedness of Directors, Executive Officers and Senior Officers	27
Directors' and Officers' Shareholdings	29
Directors' and Officers' Insurance	29
Normal Course Issuer Bid	29
Particulars of Other Matters	29
2008 Shareholder Proposals	29
Additional Information	29
Certificate	30
Schedule A
Statement of Corporate Governance Practices	A-1
Table 1 — TSX Guidelines	A-1
Table 2 — NYSE Corporate Governance Guidelines	A-9
Table 3 — Sarbanes-Oxley Act and Related United States Requirements	A-11

CORUS ENTERTAINMENT INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JANUARY 9, 2008

MANAGEMENT INFORMATION CIRCULAR

Part I — VOTING

PROXY SOLICITATION

        This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the "Company" or "Corus") for use at the Annual and Special Meeting (the "Meeting") of Shareholders of the Company to be held at 2:00 p.m. (Mountain time) on Wednesday, January 9, 2008 at The Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 15, 2007. This solicitation is made by management of the Company. All sums are expressed in Canadian dollars.

        The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Company for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Company.

APPOINTMENT OF PROXIES

        The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that it will be received not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the Meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

        A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized in writing and deposited with the Company, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chair of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

VOTING OF PROXY

        The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly. In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 10, the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of such, an amendment of the Company's articles to effect a two-for-one stock split, the authorization of amendments to the Company's Stock Option Plan, the authorization of the vesting of certain restricted share units ("RSUs") together with the approval of the potential issuance of certain Class B non-voting participating shares from treasury as compensation for the same and the ratification of an amendment to the by-laws of the Company to make it eligible to participate in a Direct Registry System ("DRS").

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        Only the holders of Class A participating shares ("Class A Voting Shares") of the Company of record at the close of business on November 15, 2007, the record date fixed by the directors of the Company, will be entitled to vote on all matters at the Meeting. Each holder of Class A Voting Shares is entitled to one vote for each such share held. As at November 15, 2007, there were 1,722,929 Class A Voting Shares and 40,295,598 Class B non-voting participating shares ("Class B Non-Voting Shares") outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE").

        As at November 15, 2007, the only person or company who, to the knowledge of the Company, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Company is JR Shaw, who beneficially owns, controls or directs 1,453,448 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount represents approximately 84.4% of the issued and outstanding Class A Voting Shares. JR Shaw, members of his family and companies owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Voting Shares of the Company they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Company has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 10, the election of directors, the appointment of auditors and their remuneration and the Split, Option, Share and Direct Registry Resolutions.

RESTRICTIVE SHARES

        Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Company except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a takeover bid is made for the Class A Voting Shares of the Company, exclusive of the Class B Non-Voting Shares, a holder of Class B Non-Voting Shares may, at his or her option, and only for the purpose of such takeover bid, convert any or all Class B Non-Voting Shares then held by such holder into Class A Voting Shares on the basis of one Class A Voting Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Company's Articles, the Company is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

        The Consolidated Financial Statements for the year ended August 31, 2007, are included in the Annual Report, which may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3 or by visiting the Investor Information section of Company's website at www.corusent.com.

NUMBER OF DIRECTORS

        The Articles of the Company provide for a minimum of three and a maximum of 15 directors. It is proposed that the number of directors to be elected at the Meeting be fixed at 10. Management recommends voting in favour of the fixing of the number of directors at 10. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the fixing of the number of directors at 10.

ELECTION OF DIRECTORS

Proposed Nominees

        The following are the nominees proposed for election as directors of the Company to hold office until the next Annual Meeting of Shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

        The term of office for each person will be until the next Annual Meeting or until his or her successor is elected or appointed. In the event that prior to the Meeting any of the nominees listed below decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

Table 1 — Slate of Director Nominees

PIERRE BÉLAND BA, BCL, Age 62 Montreal, Quebec
Mr. Béland is President of Métromédia Plus, a Montreal-based transit advertising company. Prior to this, he held the position of President of Corus Radio Quebec, Métromédia Broadcasting and Télémedia Québec. Mr. Béland is a member of the Quebec Bar Association and is also involved with a number of charitable organizations.

 Corus Board Details:
    •  Director since July 2002
    •  Member of the Human Resources Committee
    •  Meets Share Ownership Guidelines
    •  Independent
• Holds 13,402 Class B Non-Voting Shares(1); 3,865 Deferred Share Units

JOHN M. CASSADAY BA, MBA, Age 54 Toronto, Ontario
Mr. Cassaday resides in Toronto, Ontario. He is President and CEO of Corus Entertainment Inc., a position which he has held since the creation of Corus in September 1999. Prior to the creation of Corus, Mr. Cassaday was President, Shaw Media. He is a Director of Manulife Financial and Sysco Corporation.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee. Ex-officio member of the Audit, Corporate Governance and
        Human Resources Committees.
    •  Meets Share Ownership Guidelines
    •  Non-Independent (President & CEO of Corus)
    •  Holds 10,192 Class A Voting Shares; 216,603 Class B Non-Voting Shares(1); 52,831 Restricted
Share Units; 31,146 Deferred Share Units(2)

DENNIS ERKER Age 62 Edmonton, Alberta
Mr. Erker is a Partner in the Fairley Erker Advisory Group, a financial and estate planning company. Mr. Erker is the Chairman of Canadian Hydro Developers Inc., a Director of First Canadian Insurance Company and Millennium Insurance Company, as well as serving as a Director of several charitable organizations.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee and Chair of the Corporate Governance Committee. Member
        of the Human Resources Committee (effective October 11, 2006).
    •  Meets Share Ownership Guidelines
    •  Independent
    •  Holds 1,225 Class A Voting Shares; 25,598 Class B Non-Voting Shares; 8,584 Deferred
Share Units

CAROLYN HURSH BSW, MSW, Age 55 Calgary, Alberta
Ms. Hursh is the Chairman of James Richardson & Sons, Limited, a family owned and managed conglomerate established in 1857, whose subsidiaries include: Pioneer Grain Limited, Canbra Foods Limited, Tundra Oil & Gas Limited, Lombard Realty Limited, Richardson Financial Partners Limited and Richardson Capital Limited. Ms. Hursh is also Chairman of the Max Bell Foundation.

 Corus Board Details:
    •  Director since December 2005
    •  Member of the Corporate Governance Committee
    •  Meets Share Ownership Guidelines
    •  Independent
• Holds 3,000 Class B Non-Voting Shares

WENDY A. LEANEY BA (Hon), Age 60 Toronto, Ontario
Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto. Prior to that, Ms. Leaney was Managing Director and Co-Head Global Communications Finance for TD Securities Inc. Ms. Leaney serves on the Board of Canadian Western Bank. From 2001 to 2005, Ms. Leaney also served on the Board of Call-Net Enterprises.

 Corus Board Details:
    •  Director since July 2000
    •  Member of the Audit Committee. Chair of the Audit Committee from October 11, 2006 –
        May 24, 2007
    •  Meets Share Ownership Guidelines
    •  Independent
• Holds 3,500 Class B Non-Voting Shares

RONALD D. ROGERS BComm, CA, Age 63 Calgary, Alberta
Mr. Rogers retired as Senior Vice-President and Chief Financial Officer of Shaw Communications Inc. in August of 2004. Mr. Rogers serves as a Trustee for The Brick Group Income Fund, Transforce Income Fund, Pizza Pizza Royalty Income Fund and Parkland Income Fund.

 Corus Board Details:
    •  Director since December 2003
    •  Chair of the Audit Committee and member of the Human Resources Committee to October 11,
        2006. Re-appointed Chair of the Audit Committee and member of the Human Resources
        Committee on May 24, 2007.
    •  Meets Share Ownership Guidelines
    •  Independent
• Holds 4,000 Class B Non-Voting Shares

CATHERINE ROOZEN BComm, Age 51 Edmonton, Alberta
Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981. Ms. Roozen also serves as a Director for Melcor Developments Ltd. Ms. Roozen serves on the Alberta Cancer Board as well as on a number of charitable boards.

 Corus Board Details:
    •  Director since July 2001
    •  Member of the Audit and Corporate Governance Committees
    •  Meets Share Ownership Guidelines
    •  Independent
    •  Holds 171,666 Class A Voting Shares; 405,654 Class B Non-Voting Shares; 8,237 Deferred
Share Units

TERRANCE ROYER BASC, MBA, ICD.D, LLD Age 59 Calgary, Alberta
Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company. Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December of 2005. He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company. Mr. Royer served on the Board of Royal Host REIT from January, 1998 to June, 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001 – July 2006) and Chairman of the Alberta "Access to the Future Fund" for post-secondary institutions in Alberta.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee and Chair of the Human Resources Committee. Member of
        the Audit Committee (effective October 11, 2006)
    •  Serves as the Lead Independent Director for Corus
    •  Meets Share Ownership Guidelines
    •  Independent
• Holds 5,716 Class B Non-Voting Shares; 7,927 Deferred Share Units

HEATHER A. SHAW BComm, MBA, Age 48 Calgary, Alberta
Ms. Shaw is the Executive Chair of Corus Entertainment Inc., and has held the position since its inception in September 1999. Ms. Shaw is a Director for Viewtrak Technologies Inc., a member of The Richard Ivey School of Business Advisory Board and past Director of Shaw Communications Inc. Ms. Shaw also sits on a number of charitable boards.

 Corus Board Details:
    •  Director and Executive Chair since September 1999
    •  Chair of the Board and Chair of the Executive Committee. Ex-officio member of Audit, Corporate
        Governance and Human Resources Committees.
    •  Meets Share Ownership Guidelines
    •  Non-Independent
    •  Holds 362,242 Class A Voting Shares; 398,035 Class B Non-Voting Shares(1)(3); 49,499 Restricted
Share Units

JULIE M. SHAW BSD, Age 46 Calgary, Alberta
Ms. Shaw is the Vice President, Facilities, Design and Management, Shaw Communications Inc., and Secretary of the Shaw Foundation, a philanthropic organization. Ms. Shaw is a Director for the Banff Centre Campaign.

 Corus Board Details:
    •  Director since September 1999
    •  Meets Share Ownership Guidelines
    •  Non-Independent
• Holds 363,241 Class A Voting Shares; 180,643 Class B Non-Voting Shares(3)
(1)
Includes Class B Non-Voting Shares held under the Corus Employee Share Purchase Plan, purchased as an employee of Corus. Directors do not participate in the Corus Employee Share Purchase Plan

(2)
Deferred Share Units held as a result of the allocation of a portion of the annual short term incentive paid in fiscal 2006 and fiscal 2007 to the DSU Plan

(3)
Certain Class A Voting Shares and Class B Non-Voting Shares shown for Heather A. Shaw and Julie M. Shaw are beneficially owned or controlled by JR Shaw pursuant to the Voting Trust Agreement. JR Shaw is the father of Heather A. Shaw and Julie M. Shaw.

APPOINTMENT AND REMUNERATION OF AUDITORS

        Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Company to hold office until the close of the next Annual Meeting of shareholders. Ernst & Young LLP have been auditors of the Company since its inception and no portion of their annual fees are for consulting services. It is intended that on any ballot that may be called for relating to the appointment of auditors, the Class A Voting Shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of the Company to hold office until the next Annual Meeting of shareholders, unless authority to do so is withheld.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

        Fees payable to the Registrant's independent auditor, Ernst and Young LLP, for the years ended August 31, 2007 and 2006 totalled $1,696,355 and $2,228,680, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2007	Year Ended August 31, 2006

Audit Fees	1,333,000	1,553,000

Audit-Related Fees	266,500	445,880

Tax Fees	96,855	229,800

All Other Fees	—	—

Total	1,696,355	2,228,680

        The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below.

Audit Fees

        Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under "Audit Fees" above. These services consisted of employee benefit plan audits, non-statutory audits of wholly owned subsidiaries, assistance with the Company's plans to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

        Tax fees were for tax compliance, tax advice and tax-planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

        The Company's Audit Committee has a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the chief financial officer ("CFO") makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

        As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company's policy and pre-approval procedures. In 2007, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

AMENDMENT OF ARTICLES OF THE COMPANY

Stock Split

        As the market price of the Company's securities has increased substantially, it has been decided to place before the shareholders for their consideration at the Meeting a special resolution (the "Split Resolution") to amend the articles of the Company to divide each issued and outstanding Class A participating share ("Class A Voting Share") and Class B non-voting participating share ("Class B Non-Voting Share") in the capital of the Company on a two-for-one basis (collectively, the "Stock Split"). The text of the Split Resolution authorizing this amendment is attached to this section of the proxy circular as "Exhibit A". The Split Resolution provides that the Board of Directors of the Company may, in its discretion, without further approval of the shareholders of the Company, revoke the Split Resolution at any time before it is acted upon.

        The Stock Split will double the number of Class A Voting Shares and Class B Non-Voting Shares that are outstanding and is expected to initially reduce the price per share of the Class A Voting Shares and Class B Non-Voting Shares by approximately one-half. Management and the Board of Directors of the Company believe that the proposed share division is in the best interest of the Company and its shareholders. The increased number of Class B Non-Voting shares and the reduced trading price per Class B Non-Voting Share may increase the liquidity of the shares by potentially facilitating more active trading in the shares of the Company, and may also assist with increasing and broadening the Company's shareholder base. The division of the Class A Voting Shares and the Class B Non-Voting Shares will not change a shareholder's proportionate ownership in the Company. Class A Voting Shares and Class B Non-Voting Shares are being divided on the same basis.

        As a result of the Stock Split, there will be certain consequential amendments to outstanding rights and options to acquire Class B Non-Voting Shares and to the Company's share-based incentive compensation plans to preserve, proportionately, the rights of holders of outstanding rights and options. The number of outstanding restricted share units, performance share units, deferred share units and options will double and option exercise prices will be halved. These adjustments will not take effect until the Stock Split has been approved by shareholders and becomes effective.

        The Class A Voting Shares are not listed on any exchange. The Class B Non-Voting Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"). The Company will apply to have the Class B Non-Voting Shares resulting from the Stock Split listed on the TSX and the NYSE, as applicable.

        If the Split Resolution is passed at the Annual and Special Meeting of Shareholders and the Board of Directors of the Company determines to implement the Stock Split (and not revoke the resolution after it has been passed, per the Board's authority described above), Articles of Amendment will be filed to divide the shares, and shareholders of record as of the close of business on February 1, 2008 (the "Record Date") will be provided with additional share certificates representing the additional Class A Voting Shares or Class B Non-Voting Shares to which they are entitled as a result of the Stock Split. It is currently expected that the Company or its transfer agent, CIBC Mellon Trust Company, will mail those certificates on or about February 6, 2008 (the "Mailing Date"). Currently outstanding share certificates representing Class A Voting Shares and Class B Non-Voting Shares will continue to be effective and should be retained by shareholders and should not be forwarded to the Company or its transfer agent. Pursuant to the rules of the TSX, the Class B Non-Voting

Shares will commence trading on a divided basis on that exchange at the opening of business on January 30, 2008, being two trading days prior to the Record Date.

        Pursuant to the rules of the NYSE, the Class B Non-Voting Shares will commence trading on a divided basis on that exchange one business day after the Mailing Date (but will, from the opening of business on January 30, 2008 until trading commences on a divided basis, trade with a "due bill" that will entitle the holder of each Class B Non-Voting Share to one Class B Non-Voting Share of the Company after the division has occurred).

        If the shareholders approve the Split Resolution, the Company expects to adjust the monthly dividends on its Class A Voting Shares and Class B Non-Voting Shares to maintain the pre-split rate.

        To be effective, the Split Resolution must be passed by a majority of not less than two thirds of the votes cast at the Meeting by the holders of the Class A Voting Shares. Management recommends voting in favour of the Stock Split. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the Stock Split.

Income Tax Consequences of the Stock Split

        The following discussion is limited to certain Canadian and U.S. federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares of the Company. Holders of shares are advised to consult with their own tax advisers.

Certain Canadian Federal Income Tax Considerations

        Management of the Company is of the opinion that the Stock Split should not constitute a disposition of the Class A Voting Shares or Class B Non-Voting Shares (collectively, the "Shares") for purposes of the Income Tax Act (Canada) ("Tax Act"), or give rise to a dividend or deemed dividend or taxable benefit for purposes of the Tax Act. Consequently, no income for purposes of the Tax Act should arise as a result of the Stock Split for owners of Shares.

        For such a shareholder who holds Shares as capital property for purposes of the Tax Act, the aggregate adjusted cost base ("ACB") to the shareholder of all Class A Voting Shares or Class B Non-Voting Shares held immediately after the Stock Split should be equal to the aggregate ACB to the shareholder of all Class A Voting Shares or Class B Non-Voting Shares, respectively, held by the shareholder immediately before the Stock Split.

Certain United States Federal Income Tax Considerations

        The following summary applies to shareholders who, for U.S. federal income tax purposes, hold their Shares as capital assets ("U.S. Tax Holders").

        Management of the Company is of the opinion that the division of each issued Class A Voting Share and Class B Non-Voting Share should not result in recognition of a gain or loss to shareholders for U.S. federal income tax purposes. The tax basis of a share immediately after the division will be one-half the tax basis of the respective undivided share immediately before the division. The holding period of divided shares will include the holding period of the respective undivided shares.

        IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

EXHIBIT A
SPLIT RESOLUTION

RESOLVED, as a special resolution, that:

1.
the articles of the Company be amended pursuant to provisions of the Canada Business Corporations Act in order to:

(a)
divide the issued and outstanding Class A voting participating shares in the capital of the Company ("Class A Voting Shares") on a two-for-one basis;

(b)
divide the issued and outstanding Class B voting participating shares in the capital of the Company ("Class B Non-Voting Shares") on a two-for-one basis;

2.
the effective date of the division of Class A Voting Shares and Class B Non-Voting Shares, as the case may be, shall be the close of business on February 1, 2008 or such other date as is established prior thereto by the Board of Directors of the Company and publicly announced by the Company;

3.
there be no addition to the stated capital of the Class A Voting Shares or the Class B Non-Voting Shares as a consequence of the division;

4.
no Class A Voting Shares or Class B Non-Voting Shares be cancelled in giving effect to this resolution;

5.
any director or officer of the Company or any other person designated by any one of them be, and each of them is, hereby authorized to take such action and to execute and deliver such documents, including Articles of Amendment, whether on behalf of or in the name of the Company or otherwise, as such person may, in his or her discretion, consider to be necessary or desirable to carry out the intent and purpose of this resolution and the matters/transactions contemplated herein; and

6.
notwithstanding the foregoing, the Board of Directors of the Company may, in its discretion, without further approval of the shareholders of the Company, revoke this resolution at any time before it is acted upon.

Interest of Certain Persons in Matters to be Voted Upon

        Management of the Company is not aware of any material interest of any director or officer or anyone who has held such office since the beginning of the Company's last financial year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except to the extent that their shareholdings may be affected by the Stock Split.

APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

        Subject to approval of the following ordinary resolution (the "Option Resolution") the Company proposes to amend its Stock Option Plan (the "Plan"): (i) to increase the number of options for Class B non-voting participating shares (the "Shares") that can be issued under the Plan; (ii) to extend the time for exercising an option if the expiry date is during a Black-Out Period: and (iii) to revise the amendment provisions of the Plan.

        The proposed amendments have been pre-cleared by the Toronto Stock Exchange (the "TSX") and are required in order to comply with the TSX rules in the TSX Company Manual. In summary the amendments are as follows:

  (i)
  The number of Shares which the Company is authorized to issue under the Plan will be increased to a maximum of (10%) of the issued and outstanding Shares from time to time commonly referred to as a "10% rolling plan". Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan, effectively resulting in a re-loading of the number of options available to grant under the Plan. The Plan, as amended, will require the approval of the Company's Class A Voting shareholders for the number of unallocated options under the Plan every three years;

  (ii)
  The Company self-imposes trading restrictions from time to time (a "Black-Out Period") which could have the effect of preventing officers, directors and employees from exercising vested stock options.

    Should the expiry date of any officer, director or employee's stock option fall on, or within nine (9) trading days immediately following a Black-Out Period, the expiry date of such option will automatically be extended by ten (10) trading days from the date the relevant Black-Out Period ends; and

  (iii)
  The Plan will now explicitly provide that the Company's Board of Directors (the "Board") may amend the Plan and that shareholder approval is not required for any amendments to the Plan, save and except for any amendments related to the maximum number of Shares which are reserved for issuance under the Plan (and under any other security based compensation arrangement), a reduction in the exercise price for options held by insiders and an extension to the term of options held by insiders. Any other amendment can be made by the Board without shareholder approval and may include, without limitation, amendments relating to the vesting provisions of the Plan or any option granted thereunder, the exercise price or option period of the Plan or any option granted thereunder for non-insiders, the early termination provisions of the Plan or any option, the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants and the subsequent amendment of any such provision whether or not the same is more favourable to the participants, the curing of any ambiguity, error or omission in the Plan, the suspension or termination of the Plan or any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

        The amendments to the Plan are as to be approved by the following Option Resolution, attached to this section of the proxy circular as "Exhibit A", which must be passed by a majority of the votes cast at the Meeting by the holders of the Class A Voting Shares. Management recommends voting in favour of the amendments to the Plan. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the amendments to the Plan.

EXHIBIT A
OPTION RESOLUTION

RESOLVED as an ordinary resolution that:

  1.     The Company's Stock Option Plan be amended as set forth and described herein under the heading "Approval of Amendments to the Stock Option Plan".

ISSUANCE OF SHARES FROM TREASURY

        Pursuant to the Company's long-term incentive plan instituted in fiscal 2006, restricted share units ("RSUs") were issued to senior management as at August 31, 2006 and August 31, 2007 in the following amounts:

August 31, 2006	127,695 RSUs
August 31, 2007	104,935 RSUs

        The 127,695 RSUs earned as at August 31, 2006 vest and are to be compensated on August 31, 2008 as opposed to 1/3 on each of August 31, 2009, August 31, 2010 and August 31, 2011, due to potential salary deferral taxation issues which may exist in the current Plan. The 104,935 RSUs earned as at August 31, 2007 vest and are to be compensated on August 31, 2009 as opposed to 1/3 on each of August 2010, August 2011 and August 31, 2012 for the same reasons. Each of the RSU grants is increased based on dividends issued by the Company from the time of earning the RSUs, stock splits, or any other event attributable to the Class B Non-Voting Shares of the Company as a whole and which would result in an increase or decrease proportionately in the number of Class B Non-Voting Shares of the Company outstanding (the "Additional Shares"). The Company wishes to have the option of compensating senior management for the RSUs by the issuance of an equivalent number of Class B Non-Voting Shares of the Company from treasury. This would result in the possible issuance from treasury of 127,695 Class B Non-Voting Shares of the Company on August 31, 2008 and of 104,935 Class B Non-Voting Shares of the Company on August 31, 2009 together with the Additional Shares. The maximum number of shares that may be issued from treasury to senior management in total would be 245,000 Class B Non-Voting Shares. The text of the Share Resolution authorizing this amendment is attached to this section of the proxy circular as "Exhibit A". In order for the Company to vest the shares at August 31, 2008 and 2009 respectively as opposed to the previous schedule of August 31, 2009-2011 and 2010-2012 respectively and to have the option, at the discretion of the Board, to issue Class B Non-Voting Shares from treasury to satisfy the RSU awards, shareholder approval of such vesting and any issuance to senior management, is required as set forth in the following resolution, which must be passed by a majority of the votes cast at the Meeting by the holders of the Class A Voting Shares.. Management recommends voting in favour of the Class B Non-Voting Share vesting and issuance from treasury. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the vesting and share issuance from treasury.

EXHIBIT A
SHARE RESOLUTION

RESOLVED, as an ordinary resolution that:

(1)
The vesting of the restricted share units granted to management as at August 31, 2006 and August 31, 2007 on August 31, 2008 and August 31, 2009 respectively is hereby approved.

(2)
The Company is authorized to issue to management from treasury, at the discretion and direction of the Board of Directors of the Company, on August 31, 2008 a total of 127,695, and on August 31, 2009 a total of 104,935, Class B Non-Voting Shares of the Company together with Additional Class B Non-Voting Shares as required to compensate for dividends declared from the time of earning RSUs, stock splits or any other event attributable to the Class B Non-Voting Shares of the Company as a whole and which would result in an increase or decrease proportionately in the number of Class B Non-Voting Shares of the Company outstanding. The maximum number of shares to be issued from treasury to senior management under this resolution would be 245,000 Class B Non-Voting Shares;

(3)
Any officer or director of the Company or any other person designated by any one of them be, and each of them is, hereby authorized to take such action, to do all things necessary and to execute and deliver, whether on behalf or in the name of the Company or otherwise, any and all such agreements, documents, writings or other materials whatsoever, as such person may in his or her discretion consider necessary or desirable to carry out and give effect to the intent and purpose of these resolutions and the matters/transactions contemplated herein; and

(4)
Notwithstanding the foregoing, the Board of Directors of the Company may, in its discretion, without further approval of the shareholders of the Company, revoke this resolution or any part thereof at any time before it is acted upon.

AMENDMENT TO BYLAWS OF THE COMPANY

Direct Registry System (DRS)

        It is a requirement of the U.S. Securities and Exchange Commission that, effective January 1, 2008, all New York Stock Exchange listed companies be eligible to participate in a Direct Registry System ("DRS"). This is a system that enables investors to hold and transfer securities directly on the books of the issuer or its registrar and transfer agent without the need for paper share certificates. The current requirement is that the Company be eligible to participate but the Company does not currently have to use and participate in a DRS. Eligibility means that the Company must have a U.S. Transfer Agent eligible to participate in a DRS (which the Company currently has through CIBC Mellon and its U.S. co-agent The Bank of New York Mellon), the Company's securities must participate in the Depository Trust Company's FAST (Fast Automated Securities Transfer) program (the Company's securities already participate in this program) and there must be no restrictions in the Company's bylaws or constating documents that inhibit the use of book based holdings.

        The Company's by-laws were amended by the Board at its October 25, 2007 meeting in order to make the Company eligible to participate in a DRS. Such amendments are subject to ratification by the shareholders at this meeting as set forth in the following resolution. The text of the Direct Registry System Resolution authorizing this amendment is attached to this section of the proxy circular as "Exhibit A", which must be passed by a majority of the votes cast at the Meeting by the holders of the Class A Voting Shares. Management recommends voting in favour of the ratification of the by-laws amendment. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the ratification of the by-laws amendment.

EXHIBIT A
DIRECT REGISTRY RESOLUTION

RESOLVED, as an ordinary resolution, that:

(1)
The amendment by the Board of Directors of sections 8.3 and 8.9 of the Company's by-laws to make the Company eligible to participate in a direct registry system ("DRS") as required by the U.S. Securities and Exchange Commission and subject to such further amendments as may be recommended by counsel and approved by the Executive Chair and Chief Executive Officer of the Company, be and the same is hereby ratified and confirmed;

(2)
Any officer or director of the Company or any other person designated by any one of them be, and each of them is, hereby authorized to take such action, to do all things necessary and to execute and deliver, whether on behalf of or in the name of the Company or otherwise, any and all such agreements, documents, writings or other materials whatsoever, as such person may in his or her discretion consider necessary or desirable to carry out and give effect to the intent and purpose of these resolutions and the matters/transactions contemplated herein; and

(3)
Notwithstanding the foregoing, the Board of Directors of the Company may, in its discretion, without further approval of the shareholders of the Company, revoke this resolution at any time before it is acted upon.

SHAREHOLDER PROPOSALS

        There were no proposals brought forward by shareholders of Corus Entertainment Inc. to raise at the 2007 Annual and Special Meeting of Shareholders.

Part III — CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        Corporate governance relates to the activities of the Board of Directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.

        The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making. The TSX Committee on Corporate Governance has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. A company listed on the TSX is required to disclose annually its approach to corporate governance with reference to the guidelines and the TSX Guidelines. The Company provided chief executive officer ("CEO") and chief financial officer ("CFO") certifications as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. In addition, as a foreign private issuer listed on the NYSE, the Company is required to meet the regulations of the Sarbanes-Oxley Act of 2002 (the "Act") and the NYSE listing guidelines. The Act requires increased financial and other types of disclosure and enhanced corporate governance practices while imposing new levels of potential civil and criminal liability on senior officers. The Company was an early adoptee of many of the new requirements. The Company provided CEO and CFO certifications as required under Section 302 and 906 of the Act for its annual report Form 40-F filed as at October 31, 2002 and subsequent fiscal years as at October 31, as the new rules required certifications for fiscal year ends which ended after August 29, 2002. The audit committee requirements now include enhanced independence criteria for audit committee members, the designation of a financial expert, pre-approval of permissible non-audit services to be performed by the Company's auditors and the establishment of procedures for the anonymous submission of complaints regarding the Company's accounting and auditing practices. The Company also provided certification as required under Section 404 of the Act for its annual report Form 40-F filed as at October 31, 2006. The new certification requires the CEO and CFO to certify the design and operating effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Company has adopted a Code of Conduct and Business Ethics for its directors, officers and employees and created a Disclosure Committee to ensure that the Company's disclosure controls and procedures are operating effectively. The Company has ensured and will continue to ensure that its practices are in accordance with the Act as the various provisions become effective. See Schedule A which details the corporate governance practices of the Company and confirms the Company's compliance, as applicable with the TSX Guidelines.

        A summary of the significant ways in which the Company's governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE Corporate Governance Rules ("NYSE Rules") is maintained on the Company's website at www.corusent.com.

DIRECTOR INDEPENDENCE STANDARDS

        A majority of the Company's directors are independent (NYSE Rules) or unrelated (TSX Guidelines). To be considered independent or unrelated under these rules, the Board must determine that a director has no direct or indirect material relationship with the Company.

        Of the 10 Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. One of the eight outside directors is a related and non-independent director. The Board considers Julie Shaw, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related and non-independent director.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

        Table 2 reflects the remuneration paid to non-executive directors of the Company.

Table 2 — Director Remuneration for Fiscal 2007

Annual Board retainer	$27,000

Fee per Board meeting attended	$1,500

Committee meeting	$1,000

Audit Committee meeting	$1,500

Committee Chair retainer	$5,000

Audit Committee Chair retainer	$7,500

        The Company paid a total of $233,500 to eight directors for their annual Board and, if applicable, Committee Chair retainers, a total of $135,500 to eight directors for their attendance at meetings of the Board or its Committees and a total of $8,500 to eight directors in travel supplements for meetings relating to the fiscal year ended August 31, 2007. There were no funds set aside for pension benefits, as Corus does not have a retirement plan in place for Directors. Effective September 1, 2007, the annual retainers for the Board, Audit Committee Chair and Committee Chairs were increased to $35,000 $10,000 and $6,000 respectively and a new annual Lead Independent Director retainer of $5,000 was established.

        Table 3 reflects compensation earned by Directors in fiscal 2007. As described below, directors may have his or her fees paid in cash or deferred share units ("DSUs").

Table 3 — Directors' Compensation for Fiscal 2007

Name	Board Retainer ($)	Committee Chair Retainer ($)	Board Attendance Fee ($)	Committee Attendance Fee(1) ($)	Travel Supplement ($)	Total Fees Paid ($)	Portion of Fees Taken in Cash or DSUs

Pierre Béland	27,000	—	7,500	5,500	1,500	41,500	100% DSU

John Cassaday	—	—	—	—	—	—	—

Dennis Erker	27,000	5,000	10,500	12,500	1,000	56,000	100% DSU

Carolyn Hursh	27,000	—	9,000	4,000	1,000	41,000	100% cash

Wendy Leaney	27,000	5,625	10,500	7,000	1,500	51,625	100% cash

Catherine Roozen	27,000	—	10,500	11,000	1,000	49,500	100% DSU

Ronald Rogers	27,000	1,875	9,000	5,000	1,000	43,875	100% cash

Terrance Royer	27,000	5,000	10,500	15,500	1,000	59,000	100% DSU

Heather Shaw	—	—	—	—	—	—	—

Julie Shaw	27,000	—	7,500	—	500	35,000	100% cash

TOTAL	216,000	17,500	75,000	60,500	8,500	377,500	—

(1)
In fiscal 2007, one Human Resources Committee meeting was paid at the rate of $500 and one Audit Committee meeting was paid at the rate of $1,000, as they were held the same day as a Board Meeting.

Interlocking Directorships

        As at November 15, 2007, no directors served together on the boards of directors of other publicly-traded companies.

Board and Committee Attendance of Directors

        Table 4 provides a summary of Board and Committee meetings held during fiscal 2007.

Table 4 — Summary of Meetings for Directors

Board	7

Audit Committee	5

Corporate Governance Committee	4

Executive Committee	1

Human Resources Committee	8

Total number of meetings held	25

        Table 5 provides a summary of attendance for Board and Committee members during fiscal 2007.

Table 5 — Summary of Attendance for Directors

Name	Board Meetings Attended	Committee Meetings Attended	% of Board Meetings Attended	% of Committee Meetings Attended

Pierre Béland	5 of 7	6 of 8	71%	75%

John Cassaday	7 of 7	18 of 18	100%	100%

Dennis Erker	7 of 7	13 of 13	100%	100%

Carolyn Hursh	6 of 7	4 of 4	86%	100%

Wendy Leaney	7 of 7	5 of 5	100%	100%

Ronald Rogers	6 of 7	5 of 6	86%	83%

Catherine Roozen	7 of 7	9 of 9	100%	100%

Terrance Royer	7 of 7	14 of 14	100%	100%

Heather Shaw	7 of 7	18 of 18	100%	100%

Julie Shaw	5 of 7	—	71%	—

Directors' Deferred Share Unit ("DSU") Plan

        On July 26, 2001 the Board adopted a Deferred Share Unit Plan (the "Plan"), effective September 1, 2001, for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between the individual directors and the shareholders of the Company. Under the terms of the Plan, each director may have his or her annual retainer and attendance fee paid entirely in cash or 50% in DSUs of the Company and 50% in cash or entirely in DSUs. The Deferred Share Units are redeemable when the director ceases to be a director of the Company.

        DSUs are granted to directors who participate in the Plan on a quarterly basis. The number of DSUs that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSUs multiplied by one quarter of such director's annual retainer and attendance fees divided by the closing price on the TSX of the Class B Non-Voting Shares on the last trading day of the preceding fiscal quarter. The value of a DSU when converted to cash is equivalent to the market value of Class B Non-Voting

Shares at the time the redemption takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSUs to cash until the director ceases to be a member of the Board, an employee, and/or an officer of the Company and its affiliates. In fiscal 2007, four of eight eligible directors participated in the Plan. On October 26, 2006, the Board amended the DSU Plan to include senior officers. Under the amendment, senior officers may allocate a portion of their annual short term incentive to the DSU Plan. The amendment was made to promote increased share ownership in the company.

Share Ownership Guideline

        Each non-executive director is required, within one year of appointment, to own at least 2,000 shares of the Company or an amount equal to three times the annual retainer, whichever amount is higher.

        Table 6 provides a breakdown of each director's current holdings of Class A Voting Shares; Class B Non-Voting Shares, DSUs and RSUs(1). As at August 31, 2007, all directors met the target ownership level.

Table 6 — Directors' Share Ownership

Name	Fiscal Year	Class A Voting Shares (#)	Class B Non-Voting Shares (#)	DSUs (#)	RSUs(1) (#)	Total Shares, DSUs and RSUs(1) (#)	Total Shares, DSUs and RSUs(1)(2) ($)

Pierre Béland	2007 2006	— —	13,402 13,389	3,865 2,817	— —	17,267 16,206	843,148 626,038

John Cassaday(1)(3)	2007 2006	10,192 —	216,603 235,283	31,146 18,541	52,831 29,278	310,772 283,102	15,174,997 10,936,230

Dennis Erker	2007 2006	1,225 1,225	25,598 25,598	8,584 7,044	— —	34,182 33,867	1,669,107 1,308,282

Carolyn Hursh	2007 2006	— —	3,000 3,000	— —	— —	3,000 3,000	146,490 115,890

Wendy Leaney	2007 2006	— —	3,500 3,500	— —	— —	3,500 3,500	170,905 135,205

Ronald Rogers	2007 2006	— —	4,000 4,000	— —	— —	4,000 4,000	195,320 154,520

Catherine Roozen	2007 2006	171,666 171,666	405,654 405,654	8,237 6,847	— —	585,557 584,167	28,592,748 22,566,371

Terrance Royer	2007 2006	— —	5,716 5,716	7,927 6,340	— —	13,643 12,056	666,188 465,723

Heather Shaw(1)	2007 2006	362,242 362,042	398,035 194,077	— —	49,499 27,428	809,776 583,547	39,541,362 22,542,421

Julie Shaw	2007 2006	363,241 363,041	180,643 180,643	— —	— —	543,884 543,684	26,557,856 21,002,513

(1)
The RSU Plan was implemented in fiscal 2006 and is only available to senior management of Corus Entertainment. Detailed information on the Plan can be found on page 24 of this document, in the Executive Compensation section.

(2)
The value of the Shares, DSUs and RSUs is based on the August 31, 2007 TSX closing share price of $48.83 and the August 31, 2006 TSX closing share price of $38.63.

(3)
Deferred Share Units held as a result of the allocation of a portion of the annual short term incentive paid in fiscal 2006 and fiscal 2007 to the DSU Plan

REPORT ON EXECUTIVE COMPENSATION

        The Human Resources Committee (the "Committee") has the responsibility for annually setting and approving the compensation package for the Executive Chair and Chief Executive Officer and for annually reviewing and approving the compensation packages for executive officers of the Company. The Committee also reviews and approves changes to the Company's compensation policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of stock options.

        The Committee is comprised of four independent and unrelated directors, Pierre Béland, Dennis Erker, Ronald Rogers and Terrance Royer (Chair). Ronald Rogers was a member of the Committee until October 11, 2006, when he was replaced by Mr. Erker. Mr. Rogers was reappointed to the Committee on May 24, 2007.

Compensation Philosophy and Components of Total Compensation

        The aggregate compensation of senior officers of the Company, including the Named Executive Officers, consists of four components: base salary, short-term incentive awards and mid- and long-term incentive awards. The Company aims to ensure that each executive officer's compensation is balanced among these four components.

(i) Base Salary

        Base salary levels for all executive officers (including the Executive Chair and Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

  1.
  to attract and retain executives and senior management required for the success of the Company;

  2.
  to motivate performance;

  3.
  to provide fair and competitive compensation commensurate with an individual's experience and expertise; and

  4.
  to reward individual performance and contribution to the achievement of the Company's objectives.

(ii) Short-term Incentive Awards

        Short-term incentive awards are designed to deliver improved operating performance on an annual basis. The achievement of annual targets on a consistent basis increases long-term shareholder value. Short-term incentive awards are paid as cash bonuses on an annual basis. Plan participants range from the named executives to individual managers with the amount payable based on a percentage of an executive's base salary within a range of 90% to 10%.

        The amount of the short-term award payable is tied to two or more of the following four components:

  1.
  the budgeted operating profit performance (segment profit) of individual business units and/or the Company as a whole;

  2.
  the budgeted free cash flow of the Company on a consolidated basis;

  3.
  the budgeted earnings per share; and

  4.
  each executive meeting his or her personal objectives.

        For example, the Chief Executive Officer's components for fiscal 2007 were consolidated free cash flow (45%), earnings per share (45%) and personal objectives (10%). Divisional presidents are measured on divisional segment profit (64%), consolidated free cash flow (20%) and personal objectives (16%). Performance bonuses are only paid out to the Named Executive Officers if the financial performance targets are attained.

(iii) Mid-term and Long-term Incentive Awards

        Mid-term incentive awards, or performance share units (PSUs), were introduced in September, 2002 as a complement to the long-term incentive plan to reward performance over a three-year period. The awards may be granted annually to certain key employees with the number of units awarded as a percentage of the executive's base salary. Performance criteria consisting of minimum share price targets and continued employment must be met before a payment is made. The criteria is based on a minimum share price appreciation of between 12% and 16%.

        Long-term incentive awards in the form of stock options may be granted annually with the target award set as a percentage of the executive's salary, based on corporate performance and the achievement of personal performance objectives in the previous fiscal year. Generally, the value of long-term stock option award targets are higher as a percentage of base salary than short-term cash awards. The Company does not take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year. There is no set percentage weighting of corporate versus personal objectives in the determination of long-term incentive awards. The importance of these factors is left to the discretion of the Committee which may vary its relative weightings for each executive from year to year. The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Committee.

        In fiscal 2006, the Company implemented a new long-term plan in the form of restricted share units (RSUs) for senior management based on total shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The plan is intended to encourage and reward outstanding performance by plan participants if certain performance measures are met. The plan is also designed to act as a retention tool. The plan has two performance measures. The first measure is absolute annualized total shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. The participant is not eligible to receive an award until two years after achieving the target and the award will vest at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. In fiscal 2007, the volume weighted share price increased by 33%, resulting in the earning of a "maximum" award. The company also outperformed its peer companies with the exception of one which was acquired through acquisition, resulting in the earning of a "target" award. The potential award for the eligible participants based on the 2007 fiscal performance of the Company is $5.2 million. The obligation will be funded by the issuance of Corus shares or cash.

        The base salaries for the Executive Chair and the Chief Executive Officer are determined in the same manner as that of all other executives. The Executive Chair and the Chief Executive Officer do not participate in the Committee's or the Board's decisions nor does she/he vote relating to her/his compensation. The short-term and long-term components of the Chief Executive Officer's incentive compensation were determined in accordance with his employment contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards. The Company has targeted its base salary levels for all executives, including the Executive Chair and the Chief Executive Officer, at approximately the 50th percentile of companies within its comparison group while total compensation (including base salary) is targeted to be at approximately the 75th percentile based on its pay for performance philosophy.

        The Committee retained the services of Towers & Perrin of Toronto and William Mercer of Calgary during the fiscal year to complete a review of the long-term incentive plan and the company pension for senior officers. As a result of that review, the long-term incentive plan that was implemented in 2006 was amended. The 2006 and 2007 awards are now eligible to be received in 2008 and 2009. The review will be completed in fiscal 2008. The total fee paid to the consultants and approved by the Executive Chair amounted to approximately $200,000 in fiscal 2007.

        Submitted on behalf of the Committee:

    Terrance Royer, Chair
    Dennis Erker
    Pierre Béland
    Ronald Rogers

EXECUTIVE COMPENSATION

        The following table sets forth the compensation of the Chief Executive Officer and the Chief Financial Officer of Corus and the three other most highly compensated executive officers of Corus (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Company.

Table 7 — Summary Compensation Table

		Annual Compensation			Long-Term and Mid-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted (#)(3)	Shares or Units Subject to Resale Restrictions ($)(4)(5)	PSU Payouts ($)(5)	All Other Compensation ($)(6)

John M. Cassaday President and CEO	2007 2006 2005	800,000 800,000 800,000	867,600 1,200,960 1,021,600	154,385 143,109 137,214	— 100,000 140,000	23,553 29,278 —	— — 1,935,000	20,000 19,000 18,000

Thomas C. Peddie Senior Vice-President and CFO	2007 2006 2005	430,000 412,000 400,000	310,890 412,330 340,560	— — —	— 30,000 20,000	7,596 9,033 10,000	488,300 386,300 —	20,000 19,000 18,000

Heather A. Shaw Executive Chair	2007 2006 2005	750,000 750,000 750,000	813,375 1,125,900 957,750	155,301 161,352 53,455	— — 130,000	22,071 27,428 —	— — 645,000	20,000 19,000 18,000

John P. Hayes President, Radio	2007 2006 2005	542,450 530,450 515,000	367,013 124,143 473,564	— — —	— 30,000 20,000	11,977 14,560 10,000	488,300 386,300 —	20,000 19,000 18,000

Paul W. Robertson President, Television	2007 2006 2005	481,500 463,500 450,000	385,200 444,606 441,186	— — —	— 30,000 20,000	10,632 12,717 10,000	488,300 386,300 —	20,000 19,000 18,000

Notes:

(1)
Bonuses are accrued for the fiscal year in which the bonus was earned. Bonuses are paid following approval by the Compensation Committee. In 2005, bonuses were disclosed on a cash basis and were restated in 2006. All bonuses are performance based. There are no discretionary bonuses.

(2)
Includes perquisites and other benefits if such compensation exceeds the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3)
See table under "Options Granted During Year Ended August 31, 2007".

(4)
Shares to be issued under the "Long-Term Incentive Plan" once the individual has met the eligibility requirements. The actual value of the shares for the Named Executive Officers will be the market price on the date of issue.

(5)
See "Long-Term Incentive Plan", "Performance Share Units" for units granted in 2005 and "Restricted Share Units" for units granted in 2006 and 2007 below.

(6)
Represents amounts set aside to provide benefits under Corus' pension plans. See "Pension Plan" below.

Table 7.1 — Enhanced Summary Compensation Table

John M. Cassaday President and CEO	2007 ($)	2006 ($)	2005 ($)

Cash Compensation
Base Salary	800,000	800,000	800,000
Bonus	867,600	1,200,960	1,021,600

Total Cash Compensation	1,667,600	2,000,960	1,821,600

Long Term Compensation
Stock Options(1)	—	1,116,000	1,262,800
Performance Share Units(2)	—	—	1,935,000
Restricted Share Units(3)	1,150,000	1,131,000	—

Total Long Term Compensation	1,150,000	2,247,000	3,197,800

TOTAL DIRECT COMPENSATION	2,783,760	4,247,960	5,019,400

Other Compensation
Perquisites	154,385	143,109	137,214
Pension Service Cost	20,000	19,000	18,000

Total Other Compensation	174,385	162,109	155,214

TOTAL COMPENSATION	2,991,985	4,410,069	5,174,614

Notes:

(1)
The stock option value was determined using the Black Scholes method at the time of the grant $9.03 in 2005 and $11.16 in 2006. The current value of the "in the money" options for the three year period based on the August 31, 2007 TSX closing share price of $48.83 is $5,163,600

(2)
The Performance Share Units represent the actual amount earned in fiscal 2005

(3)
The Restricted Share Units represent the amount earned in fiscal 2006 and fiscal 2007 but the vesting of the units does not begin until fiscal 2008. The unrealized market value is based on the August 31, 2007 TSX closing share price of $48.83 and the August 31, 2006 TSX closing share price of $38.63.

Long-Term Incentive Plan

        Certain Named Executive Officers exercised stock options during the financial year ended August 31, 2007. No additional payouts were made to any of the Named Executive Officers during the financial year ended August 31, 2007 under any other arrangement of the Company which would constitute a long-term incentive plan.

Performance Share Units (PSUs)

        In fiscal 2003, commencing as of September 1, 2002, the Company established an incentive plan for certain key employees consisting of PSUs. Each PSU entitled the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the TSX on August 31 of the year of the expiration date multiplied by the number of vested units determined by achievement of specific performance-based criteria related to the Company's share price appreciating by 12% increments for a ten consecutive day period at any time prior to the expiration of a three year restriction period. The employee must be actively employed by Corus as of the end of the restriction period to receive payment of the vested units. The performance thresholds for PSUs issued in fiscal 2003 were $28.00, $31.36 and $35.12 and the restriction period ended August 31, 2005. In fiscal 2005, the Company paid 2/3 of the September 1, 2002 grant to the eligible employees at an August 31, 2005 share price of $32.25. The remaining 1/3 of the grant expired as the threshold target was not achieved. The thresholds for PSUs granted in fiscal 2004 were $31.36, $35.12 and $39.33 and the restriction period ended August 31, 2006. In fiscal 2006, all three performance thresholds were achieved and the Company paid 100% of the September 1, 2003 grant to the eligible employees at an August 31, 2006 share price of $38.63. The thresholds for PSUs granted in fiscal 2005 were $26.64, $29.84 and $33.42 and the restriction period ended August 31, 2007. In fiscal 2007, all three performance thresholds were achieved and the Company paid 100% of the September 1, 2004 grant to eligible employees at an August 31, 2007 share price of $48.83. The thresholds for PSUs granted on September 1, 2005 for fiscal 2006 are $37.41, $43.30 and $50.34 and the restriction period ends August 31, 2008. Two thresholds have been achieved and the potential payout is currently 2/3 of the grant. The thresholds for PSUs granted on September 1, 2006 for fiscal 2007 were set at 16% increments at $44.81, $51.97 and $60.28 and the restriction period ends August 31, 2009. One threshold has been achieved and the potential payout is currently 1/3 of the grant.

        Certain key employees are required to make a financial commitment towards ownership of Corus stock if they wish to participate in the Company's mid-term and/or long-term incentive plans, as applicable. The Company established specific thresholds that each current and future employee must attain within five years for participation in the plan. The threshold ranges are based on a multiple of base salary or base commissioned income. The thresholds for the mentioned key employee positions in the Company are as follows:

Executive Chair and Chief Executive Officer	5 times base salary
Divisional Presidents and Chief Financial Officer	2 times base salary
Vice Presidents and General Managers of Large Cluster Accounts	1 times base salary
General Managers, Vice Presidents, Directors	0.75 times base salary

        All Named Executive Officers of the Company have achieved the threshold.

        Table 8 outlines: the number of PSUs awarded during the fiscal years ended August 31, 2007, 2006 and 2005 to each of the Named Executive Officers; the restriction period; and the estimated future payouts under the PSU plan.

Table 8 — PSUs — Awards in Fiscal 2007(1), Fiscal 2006(1) and Fiscal 2005

Estimated Future Payouts
Name		Securities/ Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold Achieved at August 31, 2007 (#)	Unrealized Value at August 31, 2007 ($)

John M. Cassaday	2007 2006 2005	— — —	— — —	— — —	— — —

Thomas C. Peddie	2007 2006 2005	— — 10,000	— — August 31, 2007	— — 10,000	— — —

Heather A. Shaw	2007 2006 2005	— — —	— — —	— — —	— — —

John P. Hayes	2007 2006 2005	— — 10,000	— — August 31, 2007	— — 10,000	— — —

Paul W. Robertson	2007 2006 2005	— — 10,000	— — August 31, 2007	— — 10,000	— — —

(1)
No PSUs were issued to the Named Executive Officers in fiscal 2007 or fiscal 2006.

(2)
The Company paid 100% of the fiscal 2005 grant to the Named Executive Officers at an August 31, 2007 share price of $48.83.

Stock Option Plan

        The Board adopted a proposed stock option plan (the "Stock Option Plan") on November 23, 1999, which was ratified by the shareholders of the Company at the 2000 Annual Meeting. Under the Stock Option Plan, options ("Options") to purchase Class B Non-Voting Shares may be granted from time to time by the directors of the Company to directors, officers and employees of and consultants to the Company and its subsidiaries (collectively, the "Participants"). Generally, stock options are granted on an annual basis at the start of the new fiscal year.

        The Stock Option Plan is administered by the Board and the Options may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary of the date of grant. The Options must be issued at not less than their fair market value on the trading day immediately preceding the date on which the Option is granted. The fair market value is the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSX, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported. The current maximum number of Class B Non-Voting Shares issuable under the Stock Option Plan may not exceed 4,084,642 Class B Non-Voting Shares and is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of the grant on a non-diluted basis.

        Pursuant to amendments made to the Stock Option Plan, the participation by insiders pursuant to the Stock Option Plan is restricted such that the aggregate number of Shares issuable under the Stock Option Plan, combined with all Shares issuable under all other security based compensation arrangements, to insiders, cannot exceed ten (10%) percent of the issued and outstanding Shares at any time; and the number of Shares issued to insiders in the aggregate within any one year period under the Stock Option Plan and all other security based compensation arrangements cannot exceed ten (10%) percent of the issued and outstanding Shares. The number of Shares issuable under options granted to any eligible individual, within a one year period, under the Stock Option Plan and all other security compensation arrangements, cannot exceed five (5%) percent of the issued and outstanding Shares at any time.

        As at November 15, 2007, there are 2,514,408 Shares currently reserved under the Stock Option Plan and 2,195,250 Options outstanding.

Options Granted During Year Ended August 31, 2007

        Table 9 sets out Options to purchase Class B Non-Voting Shares granted by the Company to the Named Executive Officers during the year ended August 31, 2007.

Table 9 — Option Grants During the Financial Year Ended August 31, 2007

Name	Securities/ SARs Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

John M. Cassaday	—	—	—	—	—

Thomas C. Peddie	—	—	—	—	—

Heather A. Shaw	—	—	—	—	—

John P. Hayes	—	—	—	—	—

Paul W. Robertson	—	—	—	—	—

(1)
No options were granted to the Named Executive Officers in fiscal 2007

        Table 10 indicates the Options exercised during the financial year ended August 31, 2007 by each of the Named Executive Officers and the value of Options unexercised at financial year end.

Table 10 — Aggregate Options Exercised During the Financial Year Ended
August 31, 2007 and Option Values as at August 31, 2007

					Value of Unexercised In-the-Money Options as at August 31, 2007(1) ($)
			Unexercised Options as at August 31, 2007 (#)
	Securities Acquired On Exercise (#)
		Aggregate Value Realized ($)
Name			Exercisable	Non- Exercisable	Exercisable	Non- Exercisable

John M. Cassaday	253,800	5,585,252	484,240	177,500	10,539,104	3,806,525

Thomas C. Peddie	45,000	978,809	100,000	37,500	1,831,644	748,100

Heather A. Shaw	202,700	Nil(2)	396,240	95,000	9,067,739	2,375,500

John P. Hayes	Nil	Nil	205,544	37,500	3,903,314	748,100

Paul W. Robertson	50,000	1,371,471	82,935	37,500	1,376,242	748,100

(1)
Based on the August 31, 2007 TSX closing price of $48.83 per Class B Non-Voting Share.

(2)
Ms. Shaw exercised options, but did not sell any of these Class B Non-Voting Shares in fiscal 2007.

Restricted Share Units (RSUs)

        In fiscal 2006, the Company implemented a new long-term RSU Plan (the "Plan") for senior management based on total shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The Plan is intended to encourage and reward outstanding performance by plan participants if certain performance measures are met. The Plan is also designed to act as a retention tool. The Plan has two performance measures. The first measure is absolute annualized total shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. The participant is not eligible to receive an award until two years after achieving the target and the award will vest at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. In fiscal 2007, the volume weighted share price increased by 33%, resulting in the earning of a "maximum" award. The company also outperformed its peer companies with one exception where the company was acquired through acquisition, resulting in the earning of a "target" award. The potential award for the eligible participants based on the 2007 fiscal performance of the Company is $5.2 million. The obligation will be funded by the issuance of Corus shares or cash. The RSU Plan was amended in fiscal 2007 and the awards are now eligible to be received by the participants in 2008 and 2009 respectively.

        Table 11 outlines the number of RSUs awarded during the fiscal years ended August 31, 2007, 2006 and 2005 to each of the Named Executive Officers; the restriction period; and the market value at financial year end.

Table 11 — RSUs — Awards in Fiscal 2007, Fiscal 2006 and Fiscal 2005(1)

Estimated Future Payouts
Name		Securities/Units Or Other Rights (#)	Base Price(2) ($)	Performance or Other Period Until Maturation or Payout	Threshold Achieved at August 31, 2007 (#)	Unrealized Market Value at August 31, 2007(3) ($)

John M. Cassaday	2007 2006 2005	23,553 29,278 —	49.250 39.624 —	August 31, 2009 August 31, 2008 —	23,533 29,278 —	1,150,093 1,429,645 —

Thomas C. Peddie	2007 2006 2005	7,596 9,033 —	49.250 39.624 —	August 31, 2009 August 31, 2008 —	7,596 9,033 —	370,913 441,081 —

Heather A. Shaw	2007 2006 2005	22,071 27,428 —	49.250 39.624 —	August 31, 2009 August 31, 2008 —	22,071 27,428 —	1,077,727 1,339,309 —

John P. Hayes	2007 2006 2005	11,977 14,560 —	49.250 39.624 —	August 31, 2009 August 31, 2008 —	11,977 14,560 —	584,837 710,965 —

Paul W. Robertson	2007 2006 2005	10,632 12,717 —	49.250 39.624 —	August 31, 2009 August 31, 2008 —	10,632 12,717 —	519,161 620,971 —

(1)
The RSU Plan was implemented in Fiscal 2006 and RSUs were issued to the Named Executive Officers for the first time on August 31, 2006.

(2)
Based on the 20 day average closing price on the TSX for the periods ended August 31, 2007 and August 31, 2006.

(3)
Assumes Named Executive meets employment criteria. The unrealized market value of the RSUs is based on the August 31, 2007 TSX closing share price of $48.83.

Securities Authorized For Issuance Under Equity Compensation Plans

        Table 12 provides details of equity compensation plan information as at the fiscal year ended August 31, 2007.

Table 12 — Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by security holders	2,386,751	28.36	319,158

Equity compensation plans not approved by security holders	n/a	n/a	n/a

Total	2,386,751	28.36	319,158

Employee Share Purchase Plan

        An employee share purchase plan (the "ESPP") was introduced by the Company to provide employees of the Company ("Participants") with an incentive to increase the profitability of the Company and as a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Company and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Company, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Company.

        Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the Participant's monthly basic compensation. The Company contributes an amount equal to 25% of the Participant's contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, acquires Class B Non-Voting Shares for the benefit of Participants through the facilities of the TSX using monies contributed to the ESPP. A Participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12-month period without penalty. Contributions on behalf of the Named Executive Officers are included in "Other Annual Compensation" in Table 7 — Summary Compensation Table.

Pension Plan

        The Company provides all employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Company makes annual contributions equal to 5% of each employee's annual salary to a maximum contribution in the 2007 fiscal year of $20,000. Funds are accumulated under the employee's name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in "All Other Compensation" in Table 7 — Summary Compensation Table. The Company does not currently have a Supplementary Executive Retirement Plan (SERP).

Employment Agreements

        The Company entered into a new employment agreement effective September 1, 2005 with John M. Cassaday, President and Chief Executive Officer. Under the terms of the agreement Mr. Cassaday received an annual salary of $800,000 in fiscal 2006 and fiscal 2007, to be reviewed bi-annually commencing September 1, 2007, and long-term compensation based on the Company achieving certain annual total shareholder returns of 13.5%, 16% and 20% over a cumulative five-year period. No other Named Executive Officer has an employment contract with the Company. The agreement provides for severance payments in the event of termination of Mr. Cassaday's services for reasons other than cause, or for a change of control, equal to two times his annual salary and targeted bonus at 90% of his annual salary. The term of the agreement is until March 2015, when Mr. Cassaday reaches the age of 62.

PERFORMANCE GRAPH

        The Class B Non-Voting Shares of the Company were listed and posted for trading under the symbol "CJR.NV.B" on the TSX from September 3, 1999 to June 6, 2006. The listing was changed on the TSX to its current symbol "CJR.B" on June 7, 2006. The following chart compares the cumulative total shareholder return on $100 invested in Class B Non-Voting Shares of the Company on September 1, 1999 with the cumulative total shareholder return of the S&P/TSX Composite Index for the period September 1, 1999 to August 31, 2007 (assuming reinvestment of dividends).

Total Return Performance Corus vs. S&P/TSX Composite Index
Sept. 1, 1999 — Aug. 31, 2007

FOR THE FINANCIAL YEARS	1999	2000	2001	2002	2003	2004	2005	2006	2007

Corus	100	225	155	105	124	123	168	202	262

S&P/TSX Composite	100	161	106	95	108	120	153	173	196

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinated Notes and relocation housing and investment loans. All of the loans to directors, executive officers and senior officers were granted prior to July 31, 2002 in keeping with Guideline 2 of the Sarbanes-Oxley Act of 2002. The loans granted by the Company to such directors or officers do not bear interest. The Company has either obtained a mortgage on the personal residence of each such director or officer in the full amount of the loan to such director or officer as security for such indebtedness or retained a promissory note and the relevant Class B Non-Voting Shares as security against the indebtedness. The aggregate amount of such indebtedness as of the date hereof was $1,706,150 as detailed in Table 13. No other director or officer of the Company is or has been indebted to the Company. Table 14 sets forth details of individual indebtedness to Corus.

Table 13 — Aggregate Indebtedness During the Twelve Months Ended November 15, 2007

Purpose	To the Company or its Subsidiaries	To Another Entity

Share Purchases	$1,098,150	Nil

Other	$608,000	Nil

Table 14 — Indebtedness Under Securities Purchase Program and Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2007 ($)	Amount Outstanding as at November 15, 2007 ($)	Financially Assisted Securities Purchases During Fiscal 2007 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2007 ($)

Securities Purchase Programs
Hal Blackadar Vice President, Human Resources	Lender	41,843	15,238	Nil	(1)	Nil

John M. Cassaday President and Chief Executive Officer	Lender	191,921	151,921	Nil	(1)	Nil

Bryan Ellis Vice President, Corporate Development	Lender	48,239	30,921	Nil	(1)	Nil

James Johnston General Manager, Corus Radio Toronto	Lender	171,000	142,500	Nil	(1)	Nil

Chris Pandoff Vice President, Ontario Radio	Lender	164,500	137,000	Nil	(1)	Nil

Thomas C. Peddie Senior Vice President and Chief Financial Officer	Lender	336,000	280,000	Nil	(1)	Nil

Paul W. Robertson President, Television	Lender	360,000	300,000	Nil	(1)	Nil

Doug Rutherford General Manager, Edmonton Radio	Lender	58,406	40,570	Nil	(1)	Nil

Total Securities Purchase Programs			1,098,150

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2007 ($)	Amount Outstanding as at November 15, 2007 ($)	Financially Assisted Securities Purchases During Fiscal 2007 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2007 ($)

Other Programs
John M. Cassaday President and Chief Executive Officer	Lender	410,000	340,000	Nil	(2)	Nil

Heather A. Shaw Executive Chair	Lender	4,292,000	268,000	Nil	(3)	Nil

Total Other Programs			608,000

Notes:

(1)
The loan has a 10-year term from December 1, 2001 with annual instalments and is secured by Class B Non-Voting Shares.

(2)
Secured by Class B Non-Voting Shares and a residential mortgage, repayable in annual instalments of $70,000 per year.

(3)
Secured by a residential mortgage, repayable in annual instalments of $24,000 per year.

DIRECTORS' AND OFFICERS' SHAREHOLDINGS

        As of November 15, 2007, the directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 53.1% of the issued and outstanding Corus Class A Voting Shares and 3.4% of the issued and outstanding Class B Non-Voting Shares. The Class A Voting Shares held by Heather and Julie Shaw are included in the total of JR Shaw pursuant to the Voting Trust Agreement.

DIRECTORS' AND OFFICERS' INSURANCE

        Corus has purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries which covers any liability incurred by them while acting in their capacity as such in respect of wrongful acts, errors or omissions. The aggregate policy limit in fiscal 2007 was U.S.$30 million with a corporate retention limit of U.S.$250,000 on Indemnifiable Losses and U.S.$1 million on US Securities Claims. The annual premium is approximately U.S.$441,000.

NORMAL COURSE ISSUER BID

        The Company currently has a Normal Course Issuer Bid in place for the purchase of up to 1.5 million Class B Non-Voting Shares. As of November 15, 2007, the Company has acquired 1,309,100 million Class B Non-Voting Shares at an average price of $48.34. The Normal Course Issuer Bid expires February 14, 2008.

PARTICULARS OF OTHER MATTERS

        Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

2008 SHAREHOLDER PROPOSALS

        Shareholder proposals must be submitted no later than October 9, 2008 to be considered for inclusion in next year's Management Information Circular for the purposes of the Company's 2008 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

        Corus will provide to any person or company, upon written request to the Vice President, Communications, of the Company, at Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario, M5J 2T3, a copy of:

  (a)
  its latest Annual Information Form, together with one copy of any document or pertinent pages of any documents incorporated therein by reference;

  (b)
  its comparative consolidated financial statements for the year ended August 31, 2007, together with the report of its auditors thereon, and any interim statements filed subsequently;

  (c)
  its Notice and Management Information Circular for its last Annual Meeting of Shareholders; and

  (d)
  its Annual Report for its last Annual Meeting of Shareholders.

        This information and any material press releases relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

        Financial information for the fiscal year ended August 31, 2007 for the Company is provided in the Company's comparative consolidated financial statements and Management's Discussion and Analysis.

CERTIFICATE

        The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

        Toronto, Ontario, December 7, 2007.

By Order of the Board of Directors
JOHN M. CASSADAY President and Chief Executive Officer

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board of Directors of the Company (the "Board") endorses the principle that sound corporate governance practices ("Corporate Governance Practices") are important to the proper functioning of the Company and the enhancement of the interests of its shareholders. The Company's Corporate Governance Practices are summarized below. This statement of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and approved by the Board.

Table 1 — TSX Guidelines

Guideline 1 — Stewardship of the Company
The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically assume responsibility for:
The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board acts in accordance with:
• The Canada Business Corporations Act
• The Company's Articles of Incorporation and By-laws
• The Company's Code of Business Conduct
• The charters of the Board and the Board committees
• Other applicable laws and Company policies

The Board has explicitly assumed responsibility for the stewardship of the Company and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets; (ii) the principal risks and the adequacy of systems and procedures to manage these risks; (iii) management development, succession planning and compensation and benefit policies; (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Company's communications policies; (vi) the Company's Corporate Governance Practices; and (vii) the integrity of the Company's internal control and management information systems.
The Board meets a minimum of six times a year. The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Company's affairs.
Copies of the Company's Code of Business Conduct and charters of the Board and its committees can be found on the Company's website at www.corusent.com in the Investor Information section.

Guideline 1A — Strategic planning process
Adoption of a strategic planning process

The Board of Directors meets at least once annually for a strategy session. In addition, the Board holds meetings from time to time which focus on specific strategic matters. In fiscal 2007, the Board met for a two-day strategic planning session and also reviewed the strategy each quarter in the light of current business and other conditions.

Guideline 1B — Principal risks
Identification of principal risks and implementing risk management systems

The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. In fiscal 2004, a Disclosure Committee was created as a requirement pursuant to the regulations of the Sarbanes-Oxley Act of 2002 and principal risks are discussed and reviewed at each Board meeting.

The Disclosure Committee, comprising the Vice President, Controller (Chair); the Vice President, Risk and Compliance; the Chief Technology Officer; the Vice President, Finance of the Divisions; the Vice President of Communications; and the Vice President and General Counsel; meets on a quarterly basis to review operational and strategic risks to the Company. The impact of these risks are ranked on a high, medium and low basis and are reviewed with the Chief Executive Officer and Chief Financial Officer prior to being reviewed quarterly with the Audit Committee and the Board.
The Audit Committee makes recommendations in this regard, as necessary.

Guideline 1C — Succession planning
Succession planning and monitoring senior management

The Board is responsible for choosing the President and Chief Executive Officer, appointing senior management and for monitoring their performance and development. The Company has a formal succession planning and performance measuring process which identifies key performers throughout all levels of the organization. The results of this process are reviewed at least annually with the Board. Corus believes in the development of its people and furthers that goal through its internally created Corus "University".

Guideline 1D — Communications policy
Communications policy

The Disclosure Committee has been mandated by the Board to ensure that internal procedures are in place to ensure effective communication between the Company, stakeholders and the public. The Board approves annual and quarterly reports including press releases and financial guidance. The Company promptly provides full and plain disclosure of all material information, as required by law. The Company also holds quarterly meetings with analysts and institutional investors by telephone conference call, which are open to the financial press as well as to the public (through simultaneous webcasting). The Company maintains a website on which it posts all press releases and other information which shareholders would find helpful. Investor and shareholder concerns are addressed on an ongoing basis by the Chief Financial Officer's office.

1E — Integrity of internal control
Integrity of internal control and management information systems

The Board and Audit Committee are responsible for supervision of the reliability and integrity of the accounting principles and practices, as well as the financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls. The Audit Committee maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee and the Board, on a regular basis and at least quarterly, on matters relating to internal control.

In fiscal 2004, the Company began the process of documenting and evaluating its internal control processes with the necessity of certifying the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, as required by the regulations of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews the progress of this process on a quarterly basis. The Company certified the design and operating effectiveness of its disclosure controls and procedures and its internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 for fiscal 2006 and plans to certify for fiscal 2007.

Guideline 2 — Board independence
A majority of directors should be "unrelated". The TSX defines an unrelated director as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Of the 10 Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. One of the eight outside directors is a related and non-independent director. In fiscal 2007, the Board considers Julie Shaw, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related and non-independent director.

The Company is indirectly controlled by JR Shaw, the significant shareholder of the Company, who beneficially owns, controls or directs, through a Voting Trust Agreement, 1,453,448 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount to approximately 84.4% of the issued and outstanding Class A Voting Shares of the Company.

Guideline 3 — Individual unrelated directors
Disclose, for each director, whether he or she is related, and how that conclusion was reached.

The Board is responsible, through the Corporate Governance Committee, for determining whether or not each director is an unrelated director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. The majority of directors are unrelated to the Company.

Related directors of Corus are: John Cassaday, President and CEO of Corus Entertainment Inc.; Heather Shaw, Executive Chair of Corus Entertainment Inc., and a daughter of JR Shaw; Julie Shaw, a daughter of JR Shaw.

Unrelated directors of Corus are Pierre Béland, Dennis Erker, Carolyn Hursh, Wendy Leaney, Ronald Rogers, Catherine Roozen and Terrance Royer. None of these unrelated directors work in the day-to-day operations of the Company, are party to any material contracts with the Company or receive any material fees other than as directors. The Board believes that all seven of the unrelated directors are independent directors who are free from any interests in or relationships with the significant shareholder or any of its affiliates.
More information about each director, including other directorships and meeting attendance, can be found on pages 4, 5 and 6 of this Circular.

Guideline 4 — Nominating Committee
Appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated, responsible for proposing to the full Board of Directors new nominees for election to the Board and for assessing directors on an ongoing basis.
The Corporate Governance Committee has the mandate to:
• Annually recommend new candidates for the Board;
• Review credentials of nominees for election;
• Recommend candidates for filling vacancies on the Board; and
• Ensure qualifications are maintained.
The Corporate Governance Committee has a formal process for the review and assessment of the members and potential members of the Board of Directors.
The members of the Corporate Governance Committee are Dennis Erker (Chair), Catherine Roozen and Carolyn Hursh. All of the Committee members are outside directors.

In identifying candidates for election or appointment to the Board, the Corporate Governance Committee recognizes the benefits of diversity and seeks to select candidates who by virtue of their differing skills, areas of expertise, professional and personal backgrounds and geographic location, are best able to contribute to the direction of the business and affairs of the Company.

Guideline 5 — Assessing the Board's effectiveness
Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

The Corporate Governance Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board, its committees and individual directors, and recommend improvements. The Corporate Governance Committee has adopted a formal process in this regard and conducts a bi-annual survey of directors on effectiveness of the operations of the Board and their respective committees and a director's self evaluation using an outside and independent resource.

It is the responsibility of the Chair of the Board to ensure the effective operation of the Board in fulfilling its mandate. The Chair discusses directly with each chair of the committees the mandate and functioning of the committees and reviews any recommendations from the committees regarding their effectiveness with the Corporate Governance Committee. The Corporate Governance Committee conducts a bi-annual evaluation of the effectiveness of the Board and its committees and recommends changes as required.

Guideline 6 — Orientation and education of directors
Provide an orientation and education program for new directors.

A one-day orientation meeting is held for new Board members and any current directors wishing a refresher course. All Board members have highly detailed manuals relating to Corus and the industry, which are updated on a yearly basis, or more frequently if necessary. The Company has a formal and scheduled on-going education process for our directors, relating to Corus and industry initiatives. In addition, senior management makes regular quarterly presentations to the Board on the main areas of the business.

Guideline 7 — Effective Board size
Examine Board size with a view to determining the impact of the number of directors upon Board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making.

The Board has considered this issue and is of the view that the current size of 10 to 14 members is suited to the Company's circumstances and allows for the efficient functioning of the Board as a decision-making body and the appropriate staffing of committees to which active mandates have been delegated.

Guideline 8 — Compensation of directors
The Board should review compensation of directors in light of risks and responsibilities involved in being a director.

The Human Resources Committee is mandated to review and recommend to the Board proposals for the remuneration of directors. The Committee considers time commitment, responsibilities and fees paid by the Company's peer group in determining remuneration. This ensures the Company continues to maintain, and attract, the best individuals. Directors may receive their compensation in the form of deferred stock units, cash or a combination of the two. Directors must hold a minimum of at least 2,000 shares of the Company or an amount equal to three times the annual retainer, whichever amount is higher. See page 15 of this Circular for information about the compensation received by the directors in fiscal 2007.

The members of the Human Resources Committee to October 11, 2006 were: Terrance Royer (Chair), Pierre Béland and Ronald Rogers. On October 11, 2006, Dennis Erker, an independent director, replaced Ronald Rogers on the Committee. Mr. Rogers was reappointed to the Committee by the Board on May 24, 2007.

Guideline 9 — Committees and outside directors
Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated.
The Board has mandated four committees:
• the Audit Committee
• the Corporate Governance Committee
• the Executive Committee
• the Human Resources Committee
Each of the Corporate Governance, Human Resources and Audit Committees are chaired by unrelated directors and no management is on the committee.

Audit Committee

The members of the Audit Committee to October 11, 2006 were Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. On October 11, 2006, Terrance Royer, an independent director, replaced Ronald Rogers on the Committee and Wendy Leaney was appointed interim Chair of the Committee. On May 24, 2007, Ronald Rogers was reappointed by the Board as Chair of the Committee. All four members of this Committee are outside directors. The Committee met five times in fiscal 2007, with all members in attendance at all meetings.

The Committee's responsibilities include receiving and approving the Company's quarterly consolidated financial statements, financial reporting procedures, internal audit plan, the adequacy of internal controls and information systems, the external audit plan and the terms of engagement and fees of the external auditors and the performance of the Company's internal and external auditors. The Committee also has the responsibility to review, and to recommend for approval, the annual consolidated financial statements prior to their approval by the Board.
Corporate Governance Committee

The members of the Corporate Governance Committee are Dennis Erker (Chair), Carolyn Hursh and Catherine Roozen. All three members of this Committee are outside directors. The Committee met four times in fiscal 2007, with all members in attendance at all meetings.

The Committee is responsible for developing the approach of the Company to matters of corporate governance, including the mandate, size and composition of the Board and its committees and assessing the effectiveness of the Board, its members and committees. The Committee is also responsible for reporting to the Board appropriate nominees for election to the Board and ensuring new directors receive appropriate orientation and materials. The Committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Company in appropriate circumstances.
Executive Committee

The members of the Executive Committee are Heather Shaw (related), Dennis Erker, Terrance Royer and John Cassaday (related). Ms. Shaw and Mr. Cassaday are inside directors. The Committee met one time in fiscal 2007, with all members in attendance.

Subject to the Company's articles, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Company's governing statute, being the Canada Business Corporations Act.
Human Resources Committee

The members of the Human Resources Committee to October 11, 2006 were Terrance Royer (Chair), Pierre Béland and Ronald Rogers. On October 11, 2006, Dennis Erker, an independent director, replaced Ronald Rogers on the Committee. Mr. Rogers was reappointed to the Committee by the Board on May 24, 2007. All four members of this Committee are outside directors. This Committee met eight times in fiscal 2007, with one member missing one meeting and one member missing two meetings.

The Committee approves the compensation of senior executives and reviews and recommends to the Board for approval the Company's executive compensation policies. The Committee also reviews the design and competitiveness of the Company's compensation and benefit program and the Company's management development and succession planning for its senior executives. The Committee is also responsible for reporting to the Board with respect to the adequacy and form of the compensation of directors.

Guideline 10 — Approach to corporate governance
The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Company's approach to corporate governance issues.

The Corporate Governance Committee is generally mandated to be responsible for developing policies and implementing procedures related to the Board of Directors' governance of the Company. Included in its mandate is responsibility for: developing and monitoring the Company's approach to corporate governance issues, establishing procedures for the identification of new nominees to the Board and assessing the effectiveness of the Board and its committees.

Guideline 11 — Position descriptions
The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board has formalized its governance mandate through the adoption of a written charter that defines its stewardship responsibilities. The Board of Directors' principal responsibilities are: to review and approve strategic plans and objectives for the Company; establish appropriate limitations on authority of the executives; review and approve major corporate decisions and plans; provide oversight to the conduct of business; and review financial performance against goals. This mandate is to be carried out in a manner that protects the Company's value and provides ongoing benefit to shareholders. In addition, the Board has established a formal written policy articulating executive limitations on the authority of the executives regarding the conduct of the business.

In addition, all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations require prior approval of the Board or of a Board Committee to which appropriate authority has been delegated by the Board. In particular, the Board approves the appointment of all executive officers, the long-term strategic plans of the Company and the annual operating and capital plans.

The Human Resources Committee sets objectives in consultation with the CEO, and reviews performance against those objectives at least annually. These objectives include the general mandate to maximize shareholder value and to fulfill the strategic plans.

The CEO's objectives, as noted above, are reviewed in full by the Board. The Board also approves position descriptions for the Chairs of the Audit, Corporate Governance and Human Resources Committees as well as the Executive Chair.

Guideline 12 — Board independence
Establish procedures to enable the Board to function independently of management.

The Corporate Governance Committee is responsible for monitoring the Board's relationship with management and the CEO. John Cassaday, President and CEO of the Company, is also a member of the Board. The Company nonetheless aligns with this Guideline, as it has instituted structures and processes to facilitate the functioning of the Board independently of management where needed.
The Board and all Committees have in-camera sessions at each meeting to allow for private and more open discussions. In addition, the Independent Directors meet as a group at least once annually.

While the Company maintains separation between the positions of the Executive Chair and the Chief Executive Officer of the Company, in keeping with the Company's commitment to best corporate governance practices, effective January 22, 2004, the Board appointed Terrance Royer as the Lead Independent Director for the Company. The Lead Independent Director was appointed to ensure that an independent process is available to directors and with the understanding that the lead director would be an independent director. The Lead Independent Director was appointed for purposes of being able to perform the duties of the Executive Chair in her absence and to ensure that there is an independent director available to deal with issues or comments which any director may have in relation to the independence and overall functioning of the Board and its Committees.

Guideline 13 — Audit Committee
The Audit Committee should be composed only of outside directors. The roles and the responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The members of the Audit Committee, all of whom were outside directors, to October 11, 2006, were: Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. Mr. Rogers ceased to be Chair of the Committee and was replaced by Terrance Royer on October 11, 2006. Wendy Leaney was appointed interim Committee Chair effective October 11, 2006. Mr. Rogers was reappointed Chair of the Committee by the Board on May 24, 2007. All four of the Committee members are financially literate, as per the Ontario Securities Commission requirements of Multilateral Instrument 52-110, and Mr. Rogers, a chartered accountant, is considered to be a financial expert for United States reporting purposes during his tenure as Committee Chair. The interim Committee Chair, Ms. Leaney, was considered to be a financial expert for United States reporting purposes.

The Company has established an Audit Committee which is mandated to: oversee the retention, independence, performance and compensation of our independent auditors; and the establishment of the Company's risk management, internal controls and information systems. In particular, the Audit Committee is responsible for ensuring the adequacy and effectiveness of internal control over financial reporting. The Audit Committee is permitted and encouraged to consult with management, internal auditors, and external auditors on matters related to our annual audit and the internal procedures.

Guideline 14 — Outside advisors
The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Individual directors or committees may hire outside advisors at the Company's expense, subject to approval by the Executive Chair, as required, in connection with the fulfillment of their duties and responsibilities as part of the approval process. As noted above, the Audit Committee is permitted and encouraged to consult directly with the external auditors. The external auditors report directly to the Audit Committee and to the Board.

Table 2 — NYSE Corporate Governance Guidelines

Guideline 1
The Board must affirmatively determine each director's independence and disclose those determinations.
The Board has adopted standards for director independence. See TSX Guidelines 2 and 3.

Guideline 2
A majority of the directors must be independent
A majority of the directors are independent.

Following the Company's Annual and Special Meeting, and assuming that proposed directors nominated in this Management Information Circular are elected, seven of the ten directors, or 70%, will be independent. See TSX Guideline 2.

Guideline 3
Non-management directors must meet at regularly scheduled executive sessions without management.

At each meeting of the Board and Committees, time is specifically scheduled for an in-camera meeting without management present. In addition, the Independent Directors meet as a group at least once annually.
The Lead Independent Director, Terrance Royer, serves as chair of these sessions for the Board.

Guideline 4
There must be a nominating/corporate governance committee composed entirely of independent directors.
The Corporate Governance Committee also acts as the nominating committee for the Company and is composed entirely of independent directors. See TSX Guideline 4.

Guideline 5
The nominating/corporate governance committee must have a written charter that addresses: (i) the committee's purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Corporate Governance Committee is available on the Company's website at www.corusent.com in the Investor Information/Governance section.
The Committee's performance is evaluated bi-annually. See TSX Guidelines 4, 5, 9 and 10.

Guideline 6
There must be a compensation committee composed entirely of independent directors.
The Human Resources Committee acts as the compensation committee for the Company, has four members and is composed entirely of independent directors. See TSX Guideline 9.

Guideline 7
The compensation committee must have a written charter that addresses: (i) the committee's purpose and responsibilities and (ii) an annual performance evaluation.
The charter of the Human Resources Committee is available on the Company's website at www.corusent.com in the Investor Information/Governance section.
The Committee's performance is evaluated bi-annually. See TSX Guidelines 5 and 9.

Guideline 8
The audit committee must have a minimum of three members, all of whom must be independent.
The Audit Committee has four members and is composed entirely of independent directors. See TSX Guidelines 9 and 13.

Guideline 9
The audit committee must have a written charter that addresses: (i) the committee's purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Audit Committee is available on the Company's website at www.corusent.com in the Investor Information/Governance section.
The Committee's performance is evaluated bi-annually. See TSX Guideline 9.

Guideline 10
The Company must have an internal audit function.
The Company created an internal audit function in fiscal 2005.

Guideline 11
The Company must adopt and disclose corporate governance guidelines.
See page 14 of the Circular and TSX Guideline 10.

Guideline 12
The Company must adopt and disclose a code of business conduct.
The Code of Business Conduct can be found on the Company's website at www.corusent.com in the Investor Information section. See TSX Guideline 1.

Table 3 — Sarbanes-Oxley Act of 2002 and related United States requirements

Guideline 1
The CEO and CFO must certify, among other things, that the financial statements contained in the Company's annual report filed with the Securities and Exchange Commission ("SEC") fairly present the financial condition and results of operations of the Company.
The Company prepares and files annually the required CEO and CFO certifications.
Divisional Presidents of the Company sign mirror certifications which are kept on file at the office of the Chief Financial Officer.
The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

Guideline 2
The CEO and CFO must certify, among other things, that the Company's annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Company.
The Company prepares and files annually the required CEO and CFO certifications.
The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its Annual Report filed with the SEC.

Guideline 3
The Company must disclose the CEO and CFO's (i) conclusions on the effectiveness of the Company's disclosure controls and procedures; and (ii) any changes to internal controls which had or are reasonable likely to have a material impact on internal control over financial reporting.

As part of the certification process relating to the Annual Report filed with the SEC including the consolidated financial statements, the CEO and CFO certify that they are satisfied with the design and effectiveness of the Company's internal controls and procedures.

In fiscal 2007, the CEO and CFO plan to certify there were no changes to the internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Guideline 4
The Company must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Company's public disclosures.
Corus has a formal Disclosure Committee. See TSX Guidelines 1B and 1E.

Guideline 5
The Company must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.

All directors and officers of the Company, including the Chief Financial Officer and Chief Executive Officer, confirm their compliance with the written code on an annual basis. There were no waivers of the code in 2007. See TSX Guideline 1 and NYSE Guideline 12.

Guideline 6
The Company must disclose the identity of the financial expert on the Audit Committee.

Ronald Rogers was the financial expert on the Audit Committee until October 11, 2006 and is the current financial expert following his re-appointment to the Committee on May 24, 2007. Wendy Leaney, from October 11, 2006 — May 23, 2007, was the financial expert on the Audit Committee. See TSX Guideline 13.

Guideline 7
The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.
Formal procedures and policies are in place for pre-approval. See TSX Guidelines 9 and 13 and NYSE Guideline 9.

Guideline 8
The Company must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.
The Company, through a third party, maintains a 24-hour employee hotline in both the English and French language.

Guideline 9
The Company must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.
A process of anonymity and protection is in place.

Guideline 10
The Company must restrict lending to any of its directors or executive officers.
Lending is restricted as per the requirements of Sarbanes-Oxley Act of 2002.

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR
PROXY SOLICITATION
APPOINTMENT OF PROXIES
REVOCATION OF PROXIES
VOTING OF PROXY
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
RESTRICTIVE SHARES
FINANCIAL STATEMENTS
NUMBER OF DIRECTORS
ELECTION OF DIRECTORS
APPOINTMENT AND REMUNERATION OF AUDITORS
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
AMENDMENT OF ARTICLES OF THE COMPANY
EXHIBIT A SPLIT RESOLUTION
APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN
EXHIBIT A OPTION RESOLUTION
ISSUANCE OF SHARES FROM TREASURY
EXHIBIT A SHARE RESOLUTION
AMENDMENT TO BYLAWS OF THE COMPANY
EXHIBIT A DIRECT REGISTRY RESOLUTION
SHAREHOLDER PROPOSALS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTOR INDEPENDENCE STANDARDS
COMPENSATION OF DIRECTORS
REPORT ON EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
DIRECTORS' AND OFFICERS' SHAREHOLDINGS
DIRECTORS' AND OFFICERS' INSURANCE
NORMAL COURSE ISSUER BID
PARTICULARS OF OTHER MATTERS
2008 SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
CERTIFICATE
Schedule A STATEMENT OF CORPORATE GOVERNANCE PRACTICES